PDC 2003 DRILLING PROGRAM

SUPPLEMENT DATED MAY 3, 2001
TO PROSPECTUS DATED JANUARY 12, 2001

ATTENTION MINNESOTA INVESTORS

      By this Supplement, PDC 2003 Drilling Program, which we refer to as the "Program," amends its prospectus dated January 12, 2001 (the
"Prospectus"), as follows.

      Revocability of Subscription.    All subscriptions are payable in
cash upon subscription. The Managing General Partner may not complete a sale of units to you until at least five business days after the date you have received a final prospectus. Once you submit your subscription and the five day period has passed, your subscription is not revocable. After this five-day period, you will not be able to get your funds back, including the time your funds are in the escrow account, unless we do not complete the offering.

      Notice to All Minnesota Investors.    The Program is offering its
securities for sale to Minnesota investors by means of this Supplement and the Prospectus. Prior to making an investment decision, all Minnesota investors, together with their financial advisors, should read this Supplement and the Prospectus. All Minnesota investors are cautioned to consider especially the following:

* All Minnesota investors should disregard the third objective entitled "Reduce your taxes due in the year you make your investment" which appears in the Prospectus on page 1 under the heading "Summary - Investment Objectives."

* All investors should be aware that an investment in the Program as a Limited Partner or as an Additional General Partner will have distinctly different legal implications and taxes consequences, including:

* Additional General Partners will have unlimited liability with respect to the partnership in which they invest and will therefore be liable individually for all obligations and liabilities of creditors and claimants of that partnership arising from that partnership's operations. Limited Partners' liability will be limited to the amount of their investment in the partnership in which they invest.

* Investment in the Program as an Additional General Partner is not suitable for all persons. Your share of net losses generated by the partnership in which you invest as a Limited Partner will be subject to the passive activity rules. If you are an individual and invest as a Limited Partner, you will be able to use the deductions generated by the partnership in which you invest only to reduce taxable income from passive sources. The Internal Revenue Service defines passive income as income from partnerships and rental activities. Therefore, if you invest as a Limited Partner, you may not be able to currently deduct all of the expenses and losses allocated to you from the partnership in which you invest. If you invest as an Additional General Partner, you will be able to apply any tax deductions generated by the partnership in which you invest to reduce your federal adjusted gross income regardless of the source of the income.

Before you invest in the Program, you should consult your personal investment advisor and your tax advisor in order that you might fully understand the risks and benefits that an investment in the Program will entail and in order to determine the effect on your personal tax situation of the tax issues discussed in this Supplement and the Prospectus.

Risk Factors.    This offering involves numerous risks, including the
risks of oil and gas drilling, the risks associated with investments in oil and gas drilling programs, and significant tax considerations. See "Risk Factors" and "Tax Considerations" in the prospectus. Before you invest in the partnership, you should carefully consider a number of significant risk factors inherent in and affecting the business of the partnerships and this offering, including the following:

Special Risks of the Partnerships:

      - The drilling and completion operations to be undertaken by each partnership for the development of natural gas reserves involve the possibility of a total loss of an investment in a partnership.

      - The Managing General Partner will have the exclusive management and control of all aspects of the business of each partnership. No investor will be permitted to take part in the management or in the decision-making of the partnership.

      - No prospects have been or will be selected for acquisition by a particular partnership until after activation of that partnership. Therefore, no investor will have an opportunity to evaluate any of the prospects before investing in a partnership. Because all subscriptions are irrevocable, because the offering period for a particular partnership can extend over a number of months, and because no prospect will be acquired until activation of a partnership, delays in the investment of proceeds from the initial subscription date are likely.

      - Investors who invest as additional general partners will have unlimited liability for all obligations and liabilities of creditors and claims arising during the time they were additional general partners from the conduct of partnership operations and if those liabilities exceed the partnership's assets and insurance and the assets of the Managing General Partner (which has agreed to indemnify the additional general partners).

      - There will be no market for the units. Investors in a partnership must assume the risks of an illiquid investment. Investors may be unable to sell their partnership interests.

      - The partnerships are subject to various conflicts of interest arising out of their relationship with the Managing General Partner, including: the Managing General Partner currently manages oil and gas drilling programs similar to the partnerships; the Managing General Partner decides which prospects each partnership will acquire; the Managing General Partner will act as operator and will furnish drilling and completion services to the partnerships; the Managing General Partner is general partner of numerous other partnerships and owes duties of good-faith dealing to those other partnerships; and the dealer manager, an affiliate of the Managing General Partner, will receive sales commissions as a result of sales of units. There can be no assurance that any transaction between the Managing General Partner and affiliated parties will be on terms as favorable as could have been negotiated with unaffiliated third parties.

      - The Managing General Partner and affiliates will receive fees and compensation throughout the life of each partnership. The Managing General Partner and its affiliates have interests which inherently conflict with those of the unaffiliated partners. The Managing General Partner may have incentives to act in a manner not in the best interests of the partners.

      - It is possible that some or all of the insurance coverage which the partnership has available may become unavailable or prohibitively expensive. In that event, the investors could be subject to greater risk of loss of their investment since less insurance would be available to protect against casualty losses.

      - To the extent that less subscription proceeds are raised, the partnership will be able to drill fewer wells, the result of which there will be less diversification of the investors' investment and less ability of the partnership to spread the risk of loss.

      - The Managing General Partner and affiliates may also purchase units, the effect of which may be to assure that the minimum aggregate subscription amount is reached.

      - The partnership is permitted to drill one or more exploratory wells. Drilling exploratory wells involves greater risks of dry holes and loss of the partnership's investment.

Risks Pertaining to Natural Gas Investments:

      - Natural gas drilling is a highly speculative activity. There is a possibility that wells drilled may not produce natural gas. Even wells which are productive may not produce gas in sufficient quantities to return all or a significant portion of the investment.

      - Future gas prices are unpredictable. If gas prices go down, investor returns will go down.

      - Access to markets for gas produced by wells may be restricted as a result of many factors, including distances to existing pipelines, an oversupply of crude oil and natural gas, changing demand from weather conditions, and regulations set by federal and state governmental authorities, thus impeding or delaying revenues to the partnerships.

Tax Risks:

      - Investment as an additional general partner may not be advisable for a person whose taxable income from all sources is not recurring or is not subject to high marginal federal income tax rates.

      - Investment as a limited partner may be less advisable for a person who does not have substantial current taxable income from passive trade or business activities.

      - Federal income tax payable by an investor partner by reason of his or her distributive share of partnership income for any year may exceed the cash distributed to that partner by the partnership.

      - Even though the partnerships will not register with the Internal Revenue Service as "tax shelters," there still remains a possibility of an audit of the partnerships' returns by the Service.

      - Of the total subscriptions, 10 1/2% is utilized for syndication costs, offering costs, and commissions, and is nondeductible for the life of the partnership, and 2 1/2% is utilized for the management fee, some or all of which may not be deductible and some of which may be deductible only over a 60 month period.

Compensation of the Managing General Partner.       The following is a
tabular presentation of the items of compensation respecting the Managing General Partner:

Recipient              Form of Compensation        Amount

Managing General       Partnership interest        20% interest(1)
Partner

Managing General       Management fee              2 1/2% of subscriptions
(non-
Partner                                            recurring fee)(2)

Managing General       Sale of leases to           The lower of cost or
fair
Partner                partnerships                market value

Managing General       Contract drilling rates     Competitive prices(3)
Partner

Managing General       Operator's per-well charges Competitive prices(3)
Partner

Managing General       Direct costs                Cost(3)
Partner

Managing General       Payment for equipment,      Competitive prices(3)
Partner and            supplies, gas marketing and
Affiliates             other services(4)

Affiliate              Brokerage sales commissions;10 1/2% of
Subscriptions -
                       reimbursement of due        $157,500 ranging to
                       diligence and marketing     $15.75 million(5)
                       support expenses; wholesaling
                       fees


(1) The Managing General Partner will contribute to the partnerships an amount in cash equal to at least 21 3/4% of the aggregate contributions of the investor partners. The Managing General Partner's share of partnership distributions of 20% will be revised under certain circumstances. Additionally, if the Managing General Partner's required cash capital contribution is insufficient to cover the cost of leases and tangible well equipment, and the Managing General Partner as a result makes an additional cash contribution to cover those costs, the Managing General Partner's share of profits, losses, and cash distributions will increase and the investor partners' share will decrease. See "Participation in Costs and Revenues - Profits and Losses; Cash Distributions" in the prospectus.

(2) The one-time fee will range from $37,500 if the minimum number of units is sold to $375,000 if the maximum number of units is sold in a particular partnership.

(3)   Cannot be quantified until the partnership is conducting business.

(4) Some of the gas produced by the partnerships may be marketed by Riley Natural Gas Company, a subsidiary of the Managing General Partner and a natural gas marketing company.

(5) PDC Securities Incorporated, an affiliate of the Managing General Partner, as dealer manager of the offering will receive sales commissions, reimbursement of due diligence and marketing support expenses, and wholesaling fees payable from the subscriptions of the investor partners of $15,750,000 if the maximum number of units is sold ranging to $157,500 if the minimum number of units is sold. PDC Securities Incorporated may, as dealer manager, reallow commissions and due diligence and marketing support expenses in whole or in part to NASD-licensed broker-dealers for sale of the units, reimbursement of due diligence and marketing support expenses, and other compensation, but will retain the wholesaling fees, which will equal 1/2% of subscriptions and will range from $7,500 if the minimum number of units is sold to $750,000 if the maximum number of units is sold.

      Insurance Coverage.    In addition to the insurance that the Program
carries and that we disclose in the prospectus under the caption "Proposed Activities - Insurance," the Managing General Partner has modified its umbrella insurance coverage. The modified coverage provides for general liability/umbrella insurance of $50 million aggregate for each well location. Additionally, the Managing General Partner, as operator of the Program's wells, requires all of its subcontractors to carry varying amounts of liability insurance coverage with respect to their activities. In the event of a loss, the insurance policies of the particular subcontractor at risk would be drawn upon before the insurance of the Managing General Partner or that of the Program.

      Registration of Securities in Minnesota.    The Program received an
order of effectiveness on May 3, 2001 from the Registration Division of the Minnesota Department of Commerce permitting the Program to sell its securities to Minnesota investors. Under the laws of Minnesota, this license is effective for two years from its date of grant. Consequently, the Program will be permitted to continue to sell its securities to Minnesota investors until May 2, 2003. Prior to that date, the Program will submit its application to the Registration Division to register its securities in Minnesota for the remainder of calendar 2003. Until the Program is granted a license to permit it to sell its securities after May 3, 2003, the Program will not effect any sales after that date. The Program's offering will terminate on December 31, 2003.

*     *     *     *     *